July 23, 2010

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Registrant Name: VisiTrade, Inc. (the “Company”)

Dear United States Securities and Exchange Commission:

Please accept the below narrative which has been prepared by the Company in response to your communication dated July 12, 2010 regarding the review of the Company’s (i) Second Amended Form 10 filed with the Securities and Exchange Commission (“SEC”) on June 16, 2010 (the “Registration Statement”), (ii) Quarterly Report on Form 10-Q for the period ended March 31, 2010 and (iii) Annual Report on Form 10-K for the year ended December 31, 2009. The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10, AMENDMENT NO. 2

Comment number one:  Please identify the entity from which you sublease your space and indicate whether the lessor is a related third party.

Response: We have amended the Form 10 to disclose the entity from which we sublease our space and the relationship with such party.

Comment number two:  Please revise your registration statement to include the language for signatures provided in Form 10.

Response: We have amended the Form 10 to include the proper language for signatures provided for in Form 10.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Comment number three:  In future filings please identify the financial statements as those of a development stage entity.

Response: We will include such language and disclosures in future filings.

Comment number four:  In future filings please either provide an auditor’s report on the inception to date information or clearly label the inception to date information as unaudited on the face of the financial statements and elsewhere that inception to date information is provided.

Response: We will include such language and disclosures in future filings.

Comment number five:  Please indicate whether Mr. Sinclair signed in his capacity as the company’s controller or principal accounting officer and its sole director.

Response: We have amended the Form 10 to disclose Mr. Sinclair’s signature as principal accounting officer and sole director.

Comment number six:  In future filings, please specify in paragraph one the report to which the certification applies. Please also ensure that you use the correct language for the certifications.

Response: We will include such language and disclosures in future filings.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010

Comment number seven:  In future filings, please specify the period for which the report is being filed.

Response: We will include such language and disclosures in future filings.

I hope that the information provided and attached hereto adequately responds to your request.

Very truly yours,

VisiTrade, Inc.

/s/ Ford F. Sinclair
_________________________________
By: Ford F. Sinclair
Its: Chief Executive Officer